

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2017

Redgie Green
Chief Executive Officer
Southwestern Water Exploration Co.
PO Box 181062
Denver, CO 80218

> **Re: Southwestern Water Exploration Co.**
> **Form 10-12G**
> **Filed November 14, 2017**
> **File No. 000-55869**

Dear Mr. Green:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Pamela A. Long

                    Pamela A. Long
                    Assistant Director
                    Office of Manufacturing and
                    Construction